Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-196437 and 333-194256

Free Writing Prospectus dated July 31, 2014

7/31/2014 Reservation Period for Fantex Mohamed Sanu to Begin August 4, 2014 at 12:01 am ET http://app.fbs.fantex.com/e/es?s=181344204&e=106&elq=89bccb743adb4f8e84cf76ff05cc2a90 1/2 To view this email as a web page, click here. Reservation Period for Fantex Mohamed Sanu to Begin August 4, 2014 at 12:01 am ET Fantex Brokerage Services announced today that the reservation period for Fantex Series Mohamed Sanu Convertible Tracking Stock (“Fantex Mohamed Sanu”)1 will begin August 4, 2014 at 12:01 am ET. Fantex, Inc. will be offering 164,300 shares of Fantex Mohamed Sanu at a price of $10.00 per share. This stock is linked to the underlying cash flows of Mohamed Sanu’s brand, including his current and future playing contracts – as well as certain endorsements and appearance fees and potential post-career income from activities such as broadcasting. The opening of this reservation period marks Fantex, Inc.’s third Initial Public Offering (IPO), and the first time that investors can buy shares of a tracking stock linked to the economic performance and value of a brand contract between Fantex, Inc. and Mohamed Sanu. Beginning on August 4, 2014, interested investors can go to Fantex.com2 to place a reservation. This offering is highly speculative and the securities involve a high degree of risk. Investing in shares of Fantex Mohamed Sanu should only be considered by persons who can afford the loss of their entire investment. Holders of shares of a Fantex, Inc. tracking stock will have no direct investment in that brand contract, associated brand or athlete. Rather, an investment in a tracking stock will represent an ownership interest in Fantex, Inc. as a whole.

7/31/2014 Reservation Period for Fantex Mohamed Sanu to Begin August 4, 2014 at 12:01 am ET http://app.fbs.fantex.com/e/es?s=181344204&e=106&elq=89bccb743adb4f8e84cf76ff05cc2a90 2/2 1Fantex Mohamed Sanu is intended to track and reflect the separate economic performance of the brand contract that Fantex, Inc. has signed with Mohamed Sanu. However, holders of shares of Fantex Mohamed Sanu will have no direct investment in that brand contract, associated tracking series brand or Mohamed Sanu. Rather, an investment in Fantex Mohamed Sanu will represent an ownership interest in Fantex, Inc. as a whole, which will expose holders to additional risks associated with any other tracking stock that Fantex, Inc. may establish and issue in the future. Fantex cannot assure you as to the development or liquidity of any trading market for the Fantex Mohamed Sanu tracking stock. 2The reference to Fantex Brokerage Services, LLC’s website has been provided as a convenience, and the information contained on such website is not incorporated by reference into this press release. Fantex, Inc. has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. Before you invest, you should read the prospectuses in the respective registration statements and other documents Fantex, Inc. has filed with the SEC for more complete information about Fantex, Inc. and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Fantex, Inc., any underwriter or any dealer participating in the offerings will arrange to send you the prospectus if you request it by calling toll-free 8663153482. View the Fantex EJ Manuel prospectus. View the Fantex Mohamed Sanu prospectus. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled. Fantex Brokerage Services, LLC, 330 Townsend St., Suite 234 San Francisco, CA 94107 © 2014 Fantex Brokerage Services, LLC Member of SIPC. For details, please see www.sipc.org This message is not an offer to sell or a solicitation of any investment products or other financial product or service, an official confirmation of any transaction, or an official statement of Fantex Brokerage Services, LLC Privacy Statement | Manage Subscriptions | Contact Us